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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-3
                                (RULE 13E-3 100)

                                AMENDMENT NO. 1

                             TRANSACTION STATEMENT
      PURSUANT TO SECTION 13(E) OF THE SECURITIES AND EXCHANGE ACT OF 1934

                      Dairy Mart Convenience Stores, Inc.
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                              (Name of the Issuer)

                      Dairy Mart Convenience Stores, Inc.,
                             Robert B. Stein, Jr.,
                             DM Acquisition Corp.,
                       DM Associates Limited Partnership,
                         New DM Management Associates I
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                      (Name of Person(s) Filing Statement)

                    Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    23386030
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                     (CUSIP Number of Class of Securities)

                               Gregory G. Landry
                     Chief Executive Office and President.
                      Dairy Mart Convenience Stores, Inc.
                               One Dairy Mart Way
                           300 Executive Parkway West
                               Hudson, Ohio 44236
                        Telephone Number: (330) 342-6700

                                WITH COPIES TO:

               John M. Gherlein                                Roland Hlawaty
            Baker & Hostetler LLP                   Milbank, Tweed, Hadley & McCloy LLP
          3200 National City Center                      One Chase Manhattan Plaza
              1900 E. 9th Street                             New York, NY 10005
          Cleveland, Ohio 44114-3485                           (212) 530-5735
                (216) 861-7398

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

     This statement is filed in connection with (check the appropriate box):
a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities and Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c. [ ] A tender offer.
d. [ ] None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                           Calculation of Filing Fee

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            TRANSACTION VALUATION                           AMOUNT OF FILING FEE
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
                 $19,591,138                                     $3,918.23
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

 [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount previously paid: $3,918.23                Filing Party: Dairy Mart Convenience Stores, Inc.
                       ------------------                     ----------------------------------------
Form or registration no.:  Schedule 14A          Date filed:        May 7, 2001
                         ----------------                   ------------------------------------------

     This Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the "Schedule 13E-3") is being filed by: (1) Dairy Mart Convenience Stores, Inc., a Delaware corporation (the "Company"), (2) Robert B. Stein, Jr., a director of the Company,(3) DM Acquisition Corp., (4) DM Associates Limited Partnership and (5) New DM Management Associates I and is the final amendment to the Schedule 13E-3.

ITEM 15.  ADDITIONAL INFORMATION.

     On July 30, 2001, the Company issued a press release announcing the termination of the Agreement and Plan of Merger dated as of March 15, 2001 between the Company and DM Acquisition Corp. A copy of the press release is attached hereto as Exhibit (a)(3) and incorporated by reference to the Schedule 13E-3.

ITEM 16.  EXHIBITS.

     Item 16 is amended by adding the following in the appropriate order:

     "(a)(3)       Press Release dated July 30, 2001."

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

                                   SIGNATURE

     After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          July 31, 2001
                                          --------------------------------------
                                                          (Date)

                                          DAIRY MART CONVENIENCE
                                          STORES, INC.

                                          By: /s/ GREGORY G. LANDRY
                                            ------------------------------------
                                            Gregory G. Landry
                                            Chief Executive Officer

                                         /s/ ROBERT B. STEIN, JR.
                                          --------------------------------------
                                          Robert B. Stein, Jr.

                                          DM ASSOCIATES LIMITED
                                          PARTNERSHIP

                                          By: /s/ ROBERT B. STEIN, JR.
                                            ------------------------------------
                                            Robert B. Stein, Jr.
                                            Managing Partner

                                          DM ACQUISITION CORP.

                                          By: /s/ ROBERT B. STEIN, JR.
                                            ------------------------------------
                                            Robert B. Stein, Jr.
                                            President

                                          NEW DM MANAGEMENT ASSOCIATES I

                                          By: /s/ ROBERT B. STEIN, JR.
                                            ------------------------------------
                                            Robert B. Stein, Jr.
                                            Managing Partner

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the person filing this statement), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

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

                                 EXHIBIT INDEX

EXHIBIT
NUMBER
-------
(a)(1)   Proxy Statement and Form of Proxy Card, filed with the
         Securities and Exchange Commission filed with the Securities and Exchange Commission on May 7, 2001. Incorporated by
         reference to the Schedule 14A filed by Dairy Mart
         Convenience Stores, Inc. on May 7, 2001.*
(a)(2)   Schedule 14A of Dairy Mart Convenience Stores, Inc. dated
         March 15, 2001.*
(a)(3)   Press Release dated July 30, 2001.
(b)(1)   New senior secured credit facility between Dairy Mart and
         the banks listed therein.**
(c)(1)   Fairness Opinion of Morgan, Keegan & Company Inc. dated
         March 15, 2001 attached as Appendix B to the Proxy
         Statement.*
(c)(2)   Presentation of Morgan, Keegan & Company Inc. to the Special
         Committee of Board of Directors dated March 9, 2001 and
         updated March 15, 2001.*
(d)(1)   Agreement and Plan of Merger, dated as of March 15, 2001
         between Dairy Mart and DMAC, attached as Appendix A to the
         Proxy Statement.*
(e)      Not applicable.
(f)      Section 262 of the Delaware General Corporation Law,
         attached as Appendix D to the Proxy Statement.*
(g)      Not applicable.

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 * Previously filed

** Not to be filed because transaction has been terminated

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